SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

CHATTEM, INC.

(Name of Subject Company)

CHATTEM, INC.

(Name of Person(s) Filing Statement)

Common Stock, without par value (including the associated Series A Junior Participating

Preferred Stock Purchase Rights)

(Title of Class of Securities)

162456107

(CUSIP Number of Class of Securities)

Theodore K. Whitfield, Jr.

Vice President, General Counsel and Secretary

Chattem, Inc.

1715 West 38th St.

Chattanooga, TN 37409

(423) 821-4571

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stephen F. Arcano, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a joint press release issued by Chattem, Inc. and sanofi-aventis on December 21, 2009 announcing the proposed tender offer and merger:

Sanofi-aventis to Acquire Chattem Inc.

Creating a Strong

U.S. Consumer Healthcare Platform

•	Combination Strengthens sanofi-aventis’ Strategy to Accelerate Growth Through Innovation, Geographic Expansion and External Growth

•	Chattem Provides Strong Platform for Conversion of some of sanofi-aventis’ Prescription Medicines to Over-the-Counter Products

•	Chattem Management to Lead the U.S. Consumer Healthcare Division of sanofi-aventis, to be Headquartered in Chattanooga, Tennessee

Paris, France and Chattanooga, TN - December 21, 2009 /PRNewswire/ - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Chattem, Inc. (NASDAQ: CHTT) announced today that they have entered into a definitive agreement under which sanofi-aventis is to acquire 100 percent of the outstanding shares of Chattem in a cash tender offer for $93.50 per share, or approximately $1.9 billion. The transaction will create the world’s fifth-largest consumer healthcare company measured by product revenues by combining Chattem’s position as a leading U.S. consumer healthcare company with sanofi-aventis’ strong international presence in the sector.

Over-the-counter (“OTC”) and consumer brands are core growth platforms identified in sanofi-aventis’ broader strategy for achieving sustainable growth. Although the Group will generate around 1.4 billion euros worldwide in OTC sales in 2009, it has thus far not been directly present in the United States.

Chattem is approximately 130 years old and is a leading manufacturer and marketer of branded consumer healthcare products, toiletries and dietary supplements across niche market segments in the United States. Chattem has regularly demonstrated its ability to sustain regular growth, both in terms of sales and profit, through the development of its own brands and the successful integration of acquired products. Chattem’s well known brands include Gold Bond®, Icy Hot®, ACT®, Cortizone-10®, Selsun Blue® and Unisom®.

Sanofi-aventis also announced today that it will seek to convert its antihistamine brand known as Allegra® (fexofenadine HCl) in the United States from a prescription medicine to an OTC product. Allegra® is a well recognized brand name with both physicians and consumers. Upon Allegra®’s conversion, Chattem will assume responsibility for the Allegra® brand as part of becoming the platform for sanofi-aventis’ U.S. OTC and consumer healthcare business.

“The acquisition of Chattem will be a significant milestone in sanofi-aventis’ transformation strategy and will provide us with the ideal platform in the U.S. consumer healthcare market, which represents 25 percent of the current worldwide opportunity,” said Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “In addition, we believe our ability to convert prescription medicines to OTC products will be enhanced by Chattem’s leading sales, marketing and distribution channels. We have great respect for Chattem’s world-class management team, which has an excellent track record of sales and earnings growth based on building strong brands. With the potential access to switch products such as Allegra®, I believe this team will take Chattem to even higher levels.”

“This transaction offers immediate and significant value for Chattem’s shareholders and important benefits to our employees, customers and community,” said Zan Guerry, Chairman and Chief Executive Officer of Chattem. “I am excited to work with the sanofi-aventis team to capture the significant growth opportunities this combination creates, as highlighted by the planned launch of Allegra®. Chattem will form the base of a new consumer healthcare business in the United States for sanofi-aventis, and the headquarters, manufacturing and leadership team will continue to be based in Chattanooga.”

Under the terms of the agreement, sanofi-aventis will commence a tender offer for all outstanding shares of Chattem at $93.50 per share in cash. The offer price represents a 34 percent premium above the closing price of Chattem’s shares on December 18, 2009 and a 44 percent premium above the average closing price of Chattem’s shares during the 6 months preceding the announcement of the transaction. The tender offer is conditioned on the tender of a majority of Chattem’s shares calculated on a diluted basis, as well as the receipt of certain regulatory approvals and other customary closing conditions. Following the successful completion of the tender offer, a wholly owned subsidiary of sanofi-aventis will merge with Chattem and the outstanding Chattem shares not tendered in the tender offer will be converted into the right to receive the same $ 93.50 per share in cash paid in the tender offer. The tender offer will commence in January 2010 and the companies anticipate the transaction will close in the first quarter of 2010. Chattem’s Board of Directors has unanimously approved the transaction.

The transaction is expected to be accretive to sanofi-aventis’ earnings as early as year one. This acquisition will allow sanofi-aventis to optimize and retain the full value of the Allegra® switch to an OTC product. Also, significant revenue synergies should be obtained through the expansion of Chattem’s products into geographic markets where sanofi-aventis has a strong operating presence, particularly in emerging markets.

Zan Guerry and the senior leadership team of Chattem have agreed to lead sanofi-aventis’ U.S. consumer health division following the close of the transaction. Additionally, sanofi-aventis is committed to Chattem’s current operations and entrepreneurial spirit as it builds a sizeable presence in the U.S. consumer healthcare market. Sanofi-aventis announced it would maintain both of Chattem’s existing manufacturing facilities and will continue construction on the third. The corporate brand of Chattem will also be maintained.

#  #  #

For additional information on the transaction, please visit the following Web site:

http://multivu.prnewswire.com/mnr/sanofi-aventis_chattem/41630

Sanofi-aventis will hold a call for investors and analysts today at 8 a.m. ET / 2:00 p.m. CET to discuss the transaction. Those wishing to listen and participate should dial one of the following numbers:

France:	+33 (0)1 72 00 09 86
UK:	+00 44(0) 203 367 94 56
US:	+1 866 907 59 28

An Audio Replay will be available until December 31, 2009 at the following numbers:

France:	+33(0)1 72 00 15 00
UK:	+44(0) 2033679460
US:	+1 877 64 230 18
Access code:	269150#

Chattem will hold a call for investors and analysts today at 9:15 a.m. ET/ 3:15 p.m. CET to discuss the transaction. Those wishing to listen and participate should dial one of the following numbers:

US Dial In #	800.510.9661
International Dial In #	617.614.6452
Participant code	37400399

An Audio Replay will be available from December 21, 2009 - 12:15 PM – to December 28, 2009 at the following numbers:

US Dial In #	888.286.8010
International Dial in #	617.801.6888
Code	59761358

Sanofi-aventis Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Chattem Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “believes,” “expects,” “anticipates,” “plans,” “estimates” or similar expressions. Examples of forward-looking statements in this press release include references to our announced transaction with sanofi-aventis. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to, the risk factors disclosed in our Annual Report on Form 10-K for the year ended November 30, 2008, as added or revised by our subsequent Quarterly Reports on Form 10-Q, under the caption “Risk Factors” and unexpected delays or impediments to the announced transaction with sanofi-aventis. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these in light of new information or future events.

Important Additional Information: The tender offer described in this release has not yet commenced and this release is neither an offer to purchase nor a solicitation of an offer to sell shares of Chattem. At the time the tender offer is commenced, River Acquisition Corp. and sanofi-aventis will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the U.S. Securities and Exchange Commission (the “SEC”) and Chattem will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Sanofi-aventis and Chattem intend to mail these documents to the shareholders of Chattem. These documents will contain important information about the tender offer and shareholders of Chattem are urged to read them carefully when they become available. Shareholders of Chattem will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, visit: www.sanofi-aventis.us or www.sanofi-aventis.com.

About Chattem

Chattem, Inc. is a leading marketer and manufacturer of a broad portfolio of branded OTC healthcare products, toiletries and dietary supplements. The Company’s products target niche market segments and are among the market leaders in their respective categories across food, drug and mass merchandisers. The Company’s portfolio of products includes well-recognized brands such as Icy Hot®, Gold Bond®, Selsun Blue®, ACT®, Cortizone-10® and Unisom®. Chattem conducts a portion of its global business through subsidiaries in the United Kingdom, Ireland and Canada. For more information, please visit the Company’s website: www.chattem.com.

#  #  #

MEDIA CONTACTS

For sanofi-aventis:	For Chattem:
Jean-Marc Podvin	Chuck Burgess/Tom Johnson
Corporate Communications	Abernathy MacGregor Group
+33 (1) 53 77 42 23	+1 212 371-5999

Lisa Buffington

U.S. Communications

+1 908 981-6569

INVESTOR CONTACTS

For sanofi-aventis:	For Chattem:
Sebastien Martel	Robert Long
Corporate Investor Relations	Vice President and Chief Financial Officer
+33 (1) 5377 4545	+1 423 822-4450

Felix Lauscher

U.S. Investor Relations

+1 908 981-5560

The following communication was sent by Chattem, Inc. to certain of its employees on December 21, 2009:

Chattem U.S. Employee Letter

December 21, 2009

Dear Chattem Employee:

Earlier this morning, we announced that we have signed a definitive agreement to be acquired by sanofi-aventis, a leading global, integrated healthcare company. Based in Paris, sanofi-aventis is a worldwide leader in the research, development, manufacturing and marketing of healthcare products such as Allegra®, Ambien® and Lantus®. I am very excited by the opportunities this will bring to Chattem, our employees, our customers and our hometown of Chattanooga.

Our strong position as a leading U.S. consumer healthcare company combined with sanofi-aventis’ strong international presence will create a global consumer healthcare leader that will improve the lives of patients and consumers. It also will create several new important ways for Chattem to expand and grow. Specifically, Chattem will benefit from sanofi-aventis’ extensive worldwide distribution network, particularly in emerging markets, which will provide new growth opportunities for our existing and future products. In addition, our sales, marketing and distribution infrastructure provides the ideal platform for sanofi-aventis to convert some of its prescription medicines to over-the-counter products, providing yet another opportunity for us to grow.

As part of today’s news, sanofi-aventis announced it will seek to convert its antihistamine brand known as Allegra® (fexofenadine HCl) in the United States from a prescription medicine to an over-the-counter product. Allegra® is a well recognized brand name with both physicians and consumers. This is great news for Chattem, which will manage the product once it is converted. This is a strong endorsement of our capabilities and a further demonstration of sanofi-aventis’ commitment to our ongoing success.

Just as important as what will change as a result of this acquisition is what will not. Here at Chattem, we pride ourselves on our deep-rooted history, employee culture and community involvement, and those will not be impacted as a result of this transaction. Sanofi-aventis intends to preserve Chattem – and the city of Chattanooga – as the foundation of its U.S. consumer healthcare business, thus building on both our successful business and our strong Tennessee legacy.

Chattem will maintain its functional autonomy, and day-to-day operations will remain “business as usual.” I, along with the current Chattem management team, will lead the U.S. Consumer Healthcare Division of sanofi-aventis. Sanofi-aventis is committed to continuing Chattem’s strong tradition of community involvement and recognizes the distinct advantages inherent in maintaining Chattem’s offices and manufacturing facilities in Tennessee, including the construction of the third site, which will continue. We expect the transaction will close in the first quarter of 2010.

We understand that many of you have a strong connection to Chattem. I can’t emphasize enough that we understand your passion for our work. I believe that this transaction is a major step forward for our company and our community.

We will be talking more about the transaction and what it means for all employees today at 8:45 AM in the locker room. For those of you who are unable to attend the employee meeting, a video recording will be shown at 3:00 PM, which [Bob Bosworth] will attend in person to answer questions. Tomorrow afternoon, Chris Viehbacher, the CEO of sanofi-aventis will be onsite and hopefully some of you will have the opportunity to meet him. In the meantime, if you would like more information about this transaction, we invite you to read our press release: http://multivu.prnewswire.com/mnr/sanofi-aventis_chattem/41630

This is important news for our company, and undoubtedly will bring a great deal of attention our way in the coming weeks. I therefore would also like to remind you of our media policy. Our policy is to speak with one voice to the media; therefore no employee (other than our designated spokesperson) is authorized to comment to the press or media. Should you receive a media call, please do not attempt to answer any questions on your own. All calls or inquiries must be referred to Robert Long.

We are looking forward to working with the sanofi-aventis team to capture the significant growth opportunities this combination creates and would like to thank all of you for your commitment, hard work and loyalty to Chattem.

Sincerely,

Zan Guerry

Chairman and Chief Executive Officer

The following is an investor presentation that was posted on Chattem, Inc.’s website on December 21, 2009:

# CHATTEM

sanofi aventis

Because health matters

ACT
Total Care
GOLD BOND ULTIMATE
protection
SPF 15
soothing
Chamomile
Selsun blue
Selsun blue Naturals
ICY HOT ROLL
ICY HOT PATCH
Cortizone-10
EASY-RELIEF
Helps Heal Itch Fast
Cortizone-10
INTENSIVE HEALING FORMULA
Unisom
SLEEPMELTS

Creating a Global Consumer Healthcare Leader December 21, 2009

Forward Looking Language
This presentation contains forward-looking statements within the meaning of the federal securities laws.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-
looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “believes,” “expects,” “anticipates,” “plans,” “estimates” or similar expressions.  Examples of forward-
looking statements in this presentation include references to our announced transaction with sanofi-aventis.
Forward-looking statements are only predictions and are not guarantees of performance.  These statements are based on beliefs and assumptions of management, which in turn are based on currently available information.
The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict.  Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to, the risk factors disclosed in our Annual Report on Form
10-K for the year ended November 30, 2008, as added or revised by our subsequent Quarterly Reports on Form
10-Q, under the caption “Risk Factors” and unexpected delays or impediments to the announced transaction with sanofi-aventis.  We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations.  Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these in light of new information or future events.
Important Additional
Information:
The tender offer described in this presentation has not yet commenced and this presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Chattem.  At the time the tender offer is commenced, River Acquisition Corp. and sanofi-aventis will file a Tender Offer Statement on
Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the U.S. Securities and Exchange Commission (the “SEC”) and Chattem will file a Solicitation /
Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC.  Sanofi-aventis and
Chattem intend to mail these documents to the shareholders of Chattem.  These documents will contain important information about the tender offer and shareholders of Chattem are urged to read them carefully when they become available.  Shareholders of Chattem will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov.

3 Conference Call Participants Zan Guerry – Chairman & CEO, Chattem Chris Viehbacher – CEO, sanofi-aventis Bob Bosworth – President & COO, Chattem Robert Long – CFO, Chattem

4 Zan Guerry Chairman and CEO Chattem

Compelling Transaction for Chattem
• Significant and immediate value for Chattem shareholders
• Attractive strategic rationale for the combination
• Substantial opportunities and benefits for customers, employees and
Chattanooga
• Clear and speedy path to close

Chattem to be Foundation of sanofi-aventis’
U.S. Consumer Healthcare Business
• Chattanooga will be headquarters of sanofi-aventis’ U.S. consumer health division
• Chattem operations, manufacturing facilities and senior management to remain in place
• Strategic plan to accelerate investment in the business and create significant U.S. growth platform
• Sanofi-aventis to continue to build on Chattem’s local presence and community involvement
– Both manufacturing facilities to remain in operation, and construction on the third will continue
– Sanofi-aventis committed to preserving Chattem’s presence in Chattanooga

7 Chris Viehbacher Chief Executive Officer sanofi-aventis

Creating a Global Consumer
Healthcare Leader
• Transaction creates fifth-largest global consumer healthcare company, as measured by product revenue
• Combined company will have broad and diverse portfolio of products
– Analgesics, gastroenterology, cough & cold, dermatology, and vitamin & mineral supplements
• Fills geographic hole in sanofi-aventis’ global consumer healthcare business, providing an immediate leadership position in the U.S.
• Combines Chattem’s strong U.S. position with sanofi-aventis’
international presence in both developed and emerging markets

Sanofi-aventis At A Glance
• Sanofi-aventis is a global integrated healthcare company engaged in the research, development, manufacturing and marketing of healthcare products
– Strong presence in both developed and emerging markets
– Focus on patient care
• Diversified product base, including:
– Pharmaceuticals (prescription medications, over-the-counter products and generics)
– Vaccines
– Animal health
• Significant consumer healthcare presence outside of the U.S. with brands such as Doliprane
®
, Essentiale
®
, No-Spa
®
, Maalox
®
and Lactacyd
®
• 2008 sales of €27.6 billion
• Headquartered in Paris, with U.S. headquarters in Bridgewater, NJ
• Listed in Paris on EURONEXT and on the NYSE

Compelling Strategic Combination
• Provides immediate and significant access to the attractive U.S. market for sanofi-aventis
– U.S. represents 25% of worldwide consumer healthcare opportunity
• Sanofi-aventis’ international experience and extensive worldwide distribution network, particularly in emerging markets, will provide new growth opportunities for Chattem’s products
• Expected to accelerate growth of Chattem brands by:
– Leveraging each other’s distribution networks
– Increasing investments in research and development
– Enhancing ability to pursue new acquisition opportunities
• Creates platform for managing conversions of sanofi-aventis’ prescription medicines to over-the-counter in the U.S., beginning with Allegra
®
– Chattem’s existing sales, marketing and distribution infrastructure provides the right platform to maximize the value of the conversion

11 Bob Bosworth President and COO Chattem

Cash Tender Offer for
100% of Chattem Shares
• Tender offer for all outstanding shares of Chattem at $93.50 per share in cash
– Premium of 34 percent above the closing price of Chattem’s shares on December 18, 2009
– Premium of 44 percent above the average closing price of Chattem’s shares during the last six months
– Total transaction value of $1.9 billion
• Tender offer conditioned on the tender of a majority of Chattem’s outstanding shares on a diluted basis
• Following the successful completion of the tender offer:
– Wholly owned subsidiary of sanofi-aventis will merge with Chattem
– Outstanding Chattem shares not tendered in the tender offer will be converted into the right to receive the same $93.50 per share in cash
• Anticipated close in the first quarter of 2010
• Chattem’s Board of Directors has unanimously approved the transaction

Clear and Speedy Path to Close
• Closing expected in the first quarter of 2010
– Tender offer to commence in January
• Subject to standard regulatory approval
– Hart-Scott-Rodino
• Customary closing conditions

Summary of Transaction Benefits
• Significant and immediate value for Chattem shareholders
• Attractive strategic rationale for the combination
• Substantial opportunities and benefits for customers, employees and
Chattanooga
• Clear and speedy path to close

CHATTEM

ACT
Total Care
ACT
Total Care
GOLD BOND ULTIMATE
protection
SPF 15
GOLD BOND ULTIMATE
soothing
Chamomile
Selsun blue
Selsun blue Naturals
ICY HOT
ROLL
ICY HOT
PATCH
Cortizone-10
EASYRELIEF
Helps Heal Itch Fast
24 HOURS
Cortizone-10
INTENSIVE HEALING
FORMULA
Unisom
SLEEPMELTS

sanofi aventis

Because health matters

15

The following is a presentation about Chattem, Inc. that was posted on a public relations website on December 21, 2009:

# CHATTEM

ACT
Total CARE
ACT
Total CARE
GOLD BOND ULTIMATE
protection
SPF 15
GOLD BOND ULTIMATE
soothing
Chamomile
ICY HOT
ROLL
ICY HOT
PATCH
Selsun blue
Selsun blue Naturals
Cortizone-10
EASY-RELIEF
Helps Heal Itch Fast
Unisom
SLEEPMELTS
Cortizone-10
INTENSIVE HEALING FORMULA

An Introduction to Chattem December 21, 2009

2
Forward Looking Statements
Non-GAAP Financial Measures
This presentation contains forward-looking statements within the meaning of the federal securities laws.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-
looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “believes,” “expects,” “anticipates,” “plans,” “estimates” or similar expressions. Examples of forward-looking statements in this presentation include references to our announced transaction with sanofi-aventis. Forward-
looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of management, which in turn are based on currently available information. The forward-
looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict.
Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to, the risk factors disclosed in our Annual Report on Form 10-K for the year ended November 30, 2008, as added or revised by our subsequent Quarterly Reports on Form 10-Q, under the caption “Risk Factors” and unexpected delays or impediments to the announced transaction with sanofi-aventis.
We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these in light of new information or future events.
Important additional information:
The tender offer described in this presentation has not yet commenced and this presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Chattem. At the time the tender offer is commenced, River
Acquisition Corp. and sanofi-aventis will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the U.S. Securities and Exchange
Commission (the “SEC”) and Chattem will file a Solicitation/Recommendation Statement on Schedule 14D-9
relating to the tender offer with the SEC. Sanofi-aventis and Chattem intend to mail these documents to the shareholders of Chattem. These documents will contain important information about the tender offer and shareholders of Chattem are urged to read them carefully when they become available. Shareholders of Chattem will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov.

3
Corporate Mission
• Achieve outstanding shareholder value through superior growth in sales and profits
• Develop innovative products and passionate marketing programs to create enthusiastically satisfied customers
• Provide a work environment that fosters teamwork, collaboration and mutual respect
• Make a difference in our community
The following principles guide us in this endeavor:
To be a leader in the U.S. Health & Beauty Care market by
continuing to strive for innovation and growth

4
The Chattem Difference
• Diverse portfolio of leading OTC brands
• Proven record of innovation and growth
• Focused consumer-driven product development
• Effective and efficient advertising and promotion strategy
• Dedicated sales force
• Internal manufacturing and purchasing operations

5
• 26 brands, 6 core brands
• A total of 488 employees
– Including 55 sales force,
34 R&D, 328 Industrials
and 24 non-U.S.
• Headquartered in Chattanooga,
Tennessee
• 2 manufacturing plants in
Chattanooga and 1 site
under construction
• Fiscal 2008 sales: $454.9m
(1)
Chattem is the Largest Pure Play
U.S. Consumer Healthcare Company
(1) Fiscal year is from December 1st to November 30th
• Focused marketer and manufacturer
of broad portfolio of consumer
healthcare brands
• Founded in 1879 and 5
th
generation
family led
• Management has overseen a
successful expansion strategy
• Successful acquisition of 5 OTC
brands from J&J / Pfizer in 2007
• 95% of sales come from U.S.
At a glance…

6
Senior Management Team
• Zan Guerry – Chairman and Chief Executive Officer
• Robert E. Bosworth – President and Chief Operating Officer
• Andrea M. Crouch – Vice President, Brand Management
• Joseph J. Czerwinski – Vice President, Product Development
• Ron Galante – Vice President, International and New Business Development
• Robert B. Long – Vice President and Chief Financial Officer
• B. Derrill Pitts – Vice President, Operations
• J. Blair Ramey – Vice President, Marketing
• Charles M. Stafford – Vice President, Sales
• John L. Stroud – Vice President, Marketing
• Theodore K. Whitfield, Jr. – Vice President, General Counsel and Secretary

Aspercreme
Relieves Itch Fast
Cortizone-10
Balmex
Balmex
Unisom
SLEEPMELTS
Garlique
Max

CHATTEM

7
5.0%
4.2%
20.5%
33.4%
7.4%
9.7%
15.2%
4.5%
Chattem Has Leading Brands
in Many Consumer Healthcare Categories
Medicated Skin Care
Topical Pain
Care
Oral Care
Medicated Dandruff
Shampoos
Internal OTC’s
Other
OTC’s
International
Dietary
Supplements
Sales by Category - 9M 2009: $353m
(1)
(1) 9M: from December 1
st
, 2008 to August 31
st
, 2009

The following is a presentation about sanofi-aventis that was posted on a public relations website on December 21, 2009:

Sanofi-aventis: A Global Leader in Healthcare December 21, 2009

2
Forward-Looking Statements
This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-
looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions.
Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.
Important additional information:
The tender offer described in this presentation has not yet commenced and this presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Chattem. At the time the tender offer is commenced, River Acquisition Corp. and sanofi-aventis will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the U.S. Securities and
Exchange Commission (the “SEC”) and Chattem will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Sanofi-aventis and Chattem intend to mail these documents to the shareholders of Chattem. These documents will contain important information about the tender offer and shareholders of Chattem are urged to read them carefully when they become available. Shareholders of
Chattem will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov.

3
Overview
Sanofi-aventis: one of the world’s leading healthcare companies
Researches, develops, manufactures and markets healthcare products, including:
Pharmaceuticals (prescription medications, over-the-counter medications and generics), vaccines and animal health
Strategy: to become a diversified global healthcare leader
Strategy built around three priorities to reach goals and ensure sustainable growth:
Increasing innovation in R&D
Adapting our company to future challenges
Pursuing external growth opportunities
Global headquarters in Paris, France
U.S. headquarters in Bridgewater, NJ

4
At a Glance…
Presence in both traditional and emerging markets
Over 100,000 employees in more than 100 countries
Integrated sales force of approximately 33,500
Over 18,900 research staff at more than 25 R&D centers on three continents
Net sales in 2008: €27.6 bn¹
2008 investment in R&D: €4.6 bn²
1   Unless otherwise stated, all sales figures correspond to FY 2008 sales; growth figures are stated on a comparable basis as defined in the 2008 Full-Year Results and Outlook release of February 11, 2009, which can be found on

2  Unless otherwise indicated, all data in this presentation are based on 2008 Full-Year Results and Outlook release of
   February 11, 2009.
our website: www.sanofi
-
aventis.com.

AMBIEN CR

Eloxatin (OXALIPLATIN injection)

Fluzone

LANTUS insulin glargine (rDNA origin) injection

LOVENOX

MULTAQ (dronedarone)

Plavix (clopidogrel bisulfate)

sanofi pasteur

TAXOTERE (docetaxel)

sanofi aventis

5
At a Glance…
Key Products:
Ambien® CR (zolpidem tartrate
extended release) CIV
Eloxatin® (oxaliplatin injection)
Fluzone®, Influenza Virus Vaccine
Lantus® (insulin glargine [rDNA origin]
injection)
Lovenox® (enoxaparin sodium
injection)
Multaq® (dronedarone)
Plavix® (clopidogrel bisulfate)
Sanofi Pasteur vaccines
Taxotere® (docetaxel) Injection
Concentrate
Key Therapeutic areas:
Cardiovascular disease
Central nervous system
Internal medicine
Metabolic disorders
Oncology
Thrombosis
Vaccines

6
At a Glance…
Senior Management Team
Chris Viehbacher – Chief Executive Officer
Hanspeter Spek – President, Global Operations
Marc Cluzel – Executive Vice President, Research & Development
Jerome Contamine – Executive Vice President, Chief Financial Officer
Laurence Debroux – Senior Vice President, Chief Strategic Officer
Karen Linehan – Senior Vice President, Legal Affairs and General Counsel
Phillipe Luscan – Senior Vice President, Industrial Affairs
Wayne Pisano – Senior Vice President, Vaccines
Roberto Pucci – Senior Vice President, Human Resources

sanofi aventis

Doliprane
ESSENTIALE®
Enterogermina
Maalox
MAGNE B6
Dorflex
Lactacyd

symbion Consumer

OENOBIOL

KERNPHARM

GRAMON

sanofi aventis

OTC Products
Flagship OTC Brands
Sanofi-aventis has a strong and
growing presence in the global
OTC and consumer healthcare
markets
Ranked first in OTC sales in
France and Brazil, and fourth in
Italy, Russia and Mexico
The eight flagship OTC brands are
growing steadily
Four local OTC acquisitions made
over the past year:
15.2%
6.2%
4.0%
3.1%
4.4%
4.7%
4.8%
53.9%
3.6%
Others
NO-SPA
Australia
France
The Netherlands
Argentina

Sanofi-aventis U.S.
Note:
This information is as of December 31, 2008
Headquarters in Bridgewater, NJ
15,000 employees across the U.S.
Led by Greg Irace, President and Chief Executive Officer
Operates four pharmaceutical research sites:
Bridgewater, NJ
Malvern, PA
Cambridge, MA
Tucson, AZ
Operates two distribution centers:
Atlanta, GA
Sparks, NV
Packaging services headquartered in St. Louis, MO
U.S. Headquarters
8

* * *

Important Information

The tender offer described in this Schedule 14D-9 has not yet commenced and this Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell shares of Chattem. At the time the tender offer is commenced, River Acquisition Corp. and sanofi-aventis will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the U.S. Securities and Exchange Commission (the “SEC”) and Chattem will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Sanofi-aventis and Chattem intend to mail these documents to the shareholders of Chattem. These documents will contain important information about the tender offer and shareholders of Chattem are urged to read them carefully when they become available. Shareholders of Chattem will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov.